SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                                SCHEDULE TO
                               (RULE 14D-100)
        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                    THE SECURITIES EXCHANGE ACT OF 1934.
                           (AMENDMENT NO.__ __ )
                             BAAN COMPANY N.V.
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                     (Name of Subject Company (Issuer))
                    INVENSYS HOLDINGS LIMITED (OFFEROR)
                               INVENSYS B.V.
                           INVENSYS HOLDINGS B.V.
                                INVENSYS PLC
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              (Names of Filing Persons (identifying status as
                     offeror, issuer or other persons)

                     COMMON SHARES, NLG 0.06 PAR VALUE
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                       (Title of Class of Securities)

                                N08044 10 4
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                   (CUSIP Number of Class of Securities)

                               JAMES C. BAYS
                                INVENSYS PLC
                               INVENSYS HOUSE
                               CARLISLE PLACE
                       LONDON SW1P1BX UNITED KINGDOM
                              44-20-7834-3848
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              (Name, address, and telephone numbers of person
              authorized to receive notices and communications
                        on behalf of filing persons)

                              WITH A COPY TO:
                              SANFORD KRIEGER
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                       NEW YORK, NEW YORK 10004-1980
                               (212) 859-8000

                         CALCULATION OF FILING FEE

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Transaction Valuation $ Not Applicable             Amount Of Filing Fee $ None
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 |_| CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
     0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION
     STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

  Amount Previously Paid:      Not applicable
  Form or Registration No.:    Not applicable
  Filing Party:                Not applicable
  Date Filed:                  Not applicable

   |X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   |X| third-party tender offer subject to Rule 14d-1.
   |_| issuer tender offer subject to Rule 13e-4.
   |_| going-private transaction subject to Rule 13e-3.
   |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                SCHEDULE TO

          This Tender Offer Statement on Schedule TO relates to an offer by Invensys Holdings Limited, a company organized under the laws of England and Wales ("Offeror") and a subsidiary of Invensys plc, a public limited company organized under the laws of England and Wales ("Parent"), to purchase any and all outstanding Common Shares, par value NLG 0.06 per share, of Baan Company N.V., a corporation organized under the laws of The Netherlands (the "Company"), at a purchase price of 2.85 euros per share. On May 31, 2000, Parent, on behalf of itself and Invensys B.V. i.o. and Invensys Holdings B.V. i.o. (two subsidiaries then intended to be formed, the "Contemplated Subsidiaries") entered into an Offer Agreement with the Company. Subsequent to entering into the Offer Agreement, Parent, on behalf of the Contemplated Subsidiaries, assigned the rights and obligations of the Contemplated Subsidiaries under the Offer Agreement to Offeror.

   EXHIBIT
    NUMBER           TITLE
--------------       -----

(a)(5)(i)            Press Release, dated June 8, 2000.

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     INVENSYS HOLDINGS LIMITED


                                     By:      *
                                          ------------
                                          Name:
                                          Title:


                                     INVENSYS B.V.

                                     By:      *
                                          ------------
                                          Name:
                                          Title:


                                     INVENSYS HOLDINGS B.V.


                                     By:      *
                                          ------------
                                          Name:
                                          Title:


                                     INVENSYS PLC


                                     By:      *
                                          ------------
                                          Name:
                                          Title:

Dated:  June 8, 2000

* Pursuant to General Instruction D to Schedule TO, no signature is required